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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1.   Name and Address of Reporting Person*

    KINROSS GOLD CORPORATION
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   (Last)                            (First)              (Middle)

    SUITE 5200, 40 KING STREET WEST
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   (Street)

    TORONTO                         ONTARIO                 M5H 3Y2
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   (City)                            (State)                (Zip)


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2.   Date of Event Requiring Statement

     SEPTEMBER 5, 2001
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     ECHO BAY MINES LTD.;     ECO
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
          CONTROLLER
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6.   If Amendment, Date of Original (Month/Day/Year)

     N/A
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7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person


================================================================================
               Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                              3. Ownership Form:
                     2. Amount of Securities      Direct (D) or
1. Title of Security    Beneficially Owned        Indirect (I)     4. Nature of Indirect
     (Instr. 4)            (Instr. 4)              (Instr. 5)            (Instr. 5)
----------------------------------------------------------------------------------------
     NONE
----------------------------------------------------------------------------------------

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


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If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================
                                                                                         5. Owner-
                                    3. Title and Amount of Securities                       ship
                                       Underlying Derivative Security                       Form of
                 2. Date Exercisable           (Instr. 4)                                   Derivative
                 and Expiration Date   ------------------------------  4. Conver-           Security:
                 (Month/Day/Year)                       Amount            sion or           Direct           6. Nature of
1. Title of      -------------------                    or                Exercise          (D) or              indirect
   Derivative    Date        Expira-                    Number            Price of          indirect            Beneficial
   Security      Exer-       tion                       of                Derivative        (I)                 Ownership
   (Instr. 4)    cisable     Date      Title            Shares            Security          (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------------------------------------------------
   EXCHANGEABLE  (1)         N/A   COMMON SHARES(1)     57,126,674         (1)               D
--------------------------------------------------------------------------------------------------------------------------
   CAPITAL
--------------------------------------------------------------------------------------------------------------------------
   SECURITIES
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:

On September 5, 2001, the Reporting Person entered into a Letter Agreement with the Issuer with respect to the Reporting Person's holding of 15.8% of the Issuer's capital securities (which are not registered under Section 12 of the Securities and Exchange Act of 1934) outstanding. The Reporting Person has agreed to exchange the Issuer's capital securities owned by the Reporting Person for 57,126,674 common shares of the Issuer. Completion of the transaction is subject to certain conditions including (i) 90% of the remaining capital security holders must agree, prior to the mailing of proxy solicitation materials by the Issuer to its shareholders, to exchange on the same terms as the Reporting Person (ii) the Issuer's lenders must consent under their syndicated bank loans to the exchange, (iii) the approval of the exchange by the holders of the common shares of the Issuer and (iv) any necessary regulatory approvals must be received. Assuming all holders of the Issuer's capital securities elect to exchange and all of the foregoing conditions are met, the Reporting Person would own 11.4% of the common shares of the Issuer.


KINROSS GOLD CORPORATION

/s/ SHELLEY M. RILEY                                        SEPTEMBER 13, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
    Shelley M. Riley, Secretary

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.